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Exhibit 99.1

BOB DERODES, EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION
OFFICER, TO LEAVE THE HOME DEPOT AT YEAR'S END

        ATLANTA, April 3, 2008—The Home Depot®, the world's largest home improvement retailer, today announced that Bob DeRodes, executive vice president and chief information officer, has decided to leave the Company at the end of the year.

        DeRodes will continue to be responsible for all of the organization's Information Technology until his departure. The Company will begin an immediate search for his replacement, and DeRodes will assist with this process as well as the eventual transition of responsibilities to his successor.

        "Bob has led a significant IT transformation at The Home Depot, and we thank him for his contributions to our Company. We are pleased he will remain with us through the transition to ensure that our business technology transformation initiatives continue to run smoothly," said Frank Blake, The Home Depot's chairman and CEO.

        DeRodes, who joined The Home Depot in February 2002, developed and built the Company's current IT infrastructure, which has enabled the introduction of numerous initiatives including self-checkout, continual point of sale upgrades and BEAR, the Company's back-end automated receiving system. In addition, under DeRodes' leadership the Company successfully implemented SAP Finance, the largest implementation of its kind, and seamlessly opened the Austin Technology Center in 2005, which provided needed backup systems and security for the Company's data management infrastructure.

        The Home Depot® is the world's largest home improvement specialty retailer, with 2,255 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, Guam, 10 Canadian provinces, Mexico and China. In fiscal 2007, The Home Depot had sales of $77.3 billion and earnings from continuing operations of $4.2 billion. The Company employs more than 300,000 associates. The Home Depot's stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor's 500 index.

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For more information, contact:
Financial Community	News Media
Diane Dayhoff	Ron DeFeo
Sr. Vice President of Investor Relations	Director, Corporate Communications
770-384-2666	770-384-3179
diane_dayhoff@homedepot.com	ron_defeo@homedepot.com

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  Exhibit 99.1